UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Furniture Brands International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

360921100
(CUSIP Number)

Mr. Shan Huei Kuo
Samson Holding Ltd.
Level 28, Three Pacific Place
1 Queen’s Road East
Hong Kong
(852) 2980 1338

With a copy to:

James C. Lin
Davis Polk & Wardwell
18th Floor, The Hong Kong Club Building
3A Chater Road, Central
Hong Kong
(852) 2533-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100	13D	Page 2 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samson Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 360921100	13D	Page 3 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advent Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 360921100	13D	Page 4 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magnificent Capital Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 816,000 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 816,000 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON HC, CO

CUSIP No. 360921100	13D	Page 5 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Fortune Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 6,255,860 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 6,255,860 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,255,860 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 360921100	13D	Page 6 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trade Decade Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 149,513 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 149,513 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,513 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 360921100	13D	Page 7 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Shan Huei Kuo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,221,373 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,221,373 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,221,373 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 360921100	13D	Page 8 of 18 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ms. Yi-Mei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 7,071,860 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 7,071,860 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,071,860 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14.	TYPE OF REPORTING PERSON IN, HC

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock (the “Shares”) of Furniture Brands International Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 101 South Hanley Road, St. Louis, Missouri 63105.

Item 2.  Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Samson Holding Ltd., a Cayman Islands company (“Samson Holding”), (ii) Advent Group Limited, a British Virgin Islands company (“Advent”), (iii) Magnificent Capital Holding Limited, a British Virgin Islands company (“Magnificent”), (iv) Sun Fortune Investments Limited, a British Virgin Islands company (“Sun Fortune”), (v) Trade Decade Limited, a British Virgin Islands company (“Trade Decade”), (vi) Mr. Shan Huei Kuo, and (vii) Mr. Kuo’s wife, Ms. Yi-Mei Liu.  Mr. Kuo and Ms. Liu may each be deemed to control Samson Holding, Advent and Magnificent, as Mr. Kuo and Ms. Liu each holds 50% of the equity interest in Magnificent, which holds approximately 70% of the equity interest in Advent, which in turn holds approximately 67% of the equity interest in Samson Holding.  Mr. Kuo and Ms. Liu may each be deemed to control Sun Fortune as Mr. Kuo and Ms. Liu each holds 50% of the equity interest in Sun Fortune, and Mr. Kuo may be deemed to control Trade Decade as he holds 100% of the equity interest in Trade Decade.  Samson Holding, Advent, Magnificent, Sun Fortune, Trade Decade, Mr. Kuo and Ms. Liu are collectively referred to as the “Reporting Persons.”

The address of the principal office of Samson Holding is Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong.  Samson Holding is one of the leading wholesalers in the U.S. residential furniture industry.  It produces and markets a wide range of high-quality residential furniture at mid to high price points for the U.S. wholesale market under its own brand names, “Universal Furniture”, “Legacy Classic” and “Craftmaster.”

The address of the principal office of each of Advent, Magnificent, Sun Fortune and Trade Decade is 13/F, No. 200, Sec. 4, Wen Shin Road, Taichung, Taiwan, Republic of China.  Each of Advent, Magnificent, Sun Fortune and Trade Decade is a holding company principally engaged in investments.

The business address of each of Mr. Kuo and Ms. Liu is Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong.  Mr. Kuo is an Executive Director and Chairman of the Board of Directors of Samson Holding.  Ms. Liu is an Executive Director and Deputy Chairman of the Board of Directors of Samson Holding.  Both Mr. Kuo and Ms. Liu are Taiwan citizens.

The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director and executive officer of the Reporting Persons, if applicable, are set forth on Schedule A.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate purchase price for the Shares acquired by Samson Holding was $9,044,587.13.  Such price was funded through internally generated funds.

The aggregate purchase price for the Shares acquired by Sun Fortune was $61,388,835.56.  Such price was funded by Mr. Kuo and Ms. Liu, the shareholders of Sun Fortune, through their personal funds.

The aggregate purchase price for the Shares acquired by Trade Decade was $1,474,997.86.  Such price was funded by Mr. Kuo, the sole shareholder of Trade Decade, through his personal funds.

Item 4.  Purpose of Transaction

The Shares acquired by the Reporting Persons were viewed by the Reporting Persons as an attractive strategic investment in the Issuer.  Samson Holding presented a proposal to the Issuer in July this year with respect to a possible business combination transaction, which the Issuer declined to pursue.  The Issuer is a major customer of Samson Holding and in a business that is complementary to the Reporting Persons’ businesses and/or investments.  The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider various alternative courses of action and take any action deemed appropriate, including, but not limited to, the acquisition or disposition of the Issuer’s securities through open market transactions, seeking to acquire control of the Issuer through privately negotiated transactions, tender offers, exchange offers, mergers or otherwise, seeking board representation, or making proposals to the Issuer or its shareholders.  The Reporting Persons may attempt to enter into discussions with the Issuer’s management, directors or other shareholders with respect to any of the foregoing.  As part of their ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.  Except as set forth in this Statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) – (b)  For the purpose of Rule 13d-3 promulgated under the Exchange Act:

(i) Samson Holding has acquired and beneficially owns, and has shared power to vote, dispose or direct the disposition of, 816,000 Shares, representing approximately 1.7% of the outstanding Shares of the Issuer;

(ii) Advent, as a result of its ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 816,000 Shares acquired by Samson Holding, representing approximately 1.7% of the outstanding Shares of the Issuer;

(iii) Magnificent, as a result of its indirect ownership of a controlling interest in Samson Holding, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 816,000 Shares acquired by Samson Holding, representing approximately 1.7% of the outstanding Shares of the Issuer;

(iv) Sun Fortune has acquired and beneficially owns and has shared power to vote, dispose or direct the disposition of, 6,255,860 Shares, representing approximately 12.9% of the outstanding Shares of the Issuer;

(v) Trade Decade has acquired and beneficially owns and has shared power to vote, dispose or direct the disposition of, 149,513 Shares, representing approximately 0.3% of the outstanding Shares of the Issuer;

(vi) Mr. Kuo, as a result of his direct or indirect ownership of a controlling interest in each of Samson Holding, Sun Fortune and Trade Decade, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,221,373 Shares acquired by Samson Holding, Sun Fortune and Trade Decade, representing approximately 14.9% of the outstanding Shares of the Issuer; and

(vii) Ms. Liu, as a result of her direct or indirect ownership of a controlling interest in each of Samson Holding and Sun Fortune, may be deemed to beneficially own and have shared power to vote, dispose or direct the disposition of, the 7,071,860 Shares acquired by Samson Holding and Sun Fortune, representing approximately 14.6% of the outstanding Shares of the Issuer.

The ownership percentages are calculated based on the number of outstanding Shares set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2007.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, none of the persons named in Schedule A hereto beneficially owns any Shares.

(c)   Information concerning transactions in Shares since August 1, 2007 is set forth on Schedule B.

(d)   Inapplicable.

(e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated October 1, 2007, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2007

Samson Holding Ltd.
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director and Chairman of Board of Directors

Advent Group Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SAMSON HOLDING

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Samson Holding are set forth below.

Name	Business Address	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship
Directors

Shan Huei KUO	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Chairman of Board of Directors of Samson Holding	Taiwan

Yi-Mei LIU	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Deputy Chairman of Board of Directors of Samson Holding	Taiwan

Mohamad AMINOZZAKERI	Jian She Road, Jin Ju Village, Daling Shan Town, Dongguan City, Guangdong Province, China 523830	Executive Director of Samson Holding and President of Lacquer Craft Mfg. Co., Ltd. (Dongguan) and Laquer Craft Mfg. Co., Ltd. (Zhejiang)	U.S.A.

Sheng Hsiung PAN	Jian She Road, Jin Ju Village, Daling Shan Town, Dongguan City, Guangdong Province, China 523830	Chief Executive Officer of Tai-Chuan Wooden MFC Co., Ltd.	Taiwan

Yuang-Whang LIAO	Unit 3206, 32/F, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong	Deputy Chief Executive Officer of China LotSynergy Holdings Limited	Taiwan

Heui-Chu HUANG	125 Section 5, Nanjing East Road, Taipei 10504, Taiwan	Executive Vice President and Head of Investment Banking, China Development Financial Holding Corporation Ltd	Taiwan

Ming-Jian KUO	Suite 2018 Hutchison House, 10 Harcourt Road, Central, Hong Kong	Managing Director of H&Q Asia Pacific (Hong Kong) Limited	Taiwan

Siu Ki LAU	2205-6 Island Place Tower, 510 King's Road, North Point, Hong Kong	Financial Advisory Consultant of Hin Yan Consultants Limited	China

Executive Officers (Who Are Not Directors)

Kevin M. O’CONNER	2575 Penny Roads, High Point, NC 27265, USA	President and Chief Executive Officer of Samson Marketing and CEO of Legacy Classic Furniture, Inc.	USA

Richard M. MIHALIK	2575 Penny Road, High Point, NC 27265, USA	Vice President of Operations of Samson Marketing	USA

Chou-Li HSU	2575 Penny Road, High Point, NC 27265, USA	Vice President and Chief Financial Officer of Samson Marketing, and Company Secretary of member companies of Samsung Holding in the US	Taiwan

Randolph V. CHRISLEY	4190 Eagle Hill Drive, High Point, NC 27265, USA	President and Chief Executive Officer of Universal Furniture International, Inc.	USA

Yao-Yu CHIEN	4190 Eagle Hill Drive, High Point, NC 27265, USA	Vice President and Chief Financial Officer of Universal Furniture International, Inc.	Taiwan

Donald Lee BOONE	2575 Penny Roads, High Point, NC 27265, USA	President of Legacy Classic Furniture, Inc.	USA

Shing-Heui LI	2575 Penny Roads, High Point, NC 27265, USA	Vice President and Chief Financial Officer of Legacy Classic Furniture, Inc.	USA

Roy R. CALCAGNE	221 Craftmaster Road, Hiddenite, NC 28636, USA	President and Chief Executive Officer of Craftmaster and Senior Vice-President and General Manager of the Upholstery Division of Universal Furniture International, Inc.	USA

Chen-Kun SHIH	221 Craftmaster Road, Hiddenite, NC 28636, USA	Vice President and Chief Financial Officer, Craftmaster	Taiwan

DIRECTORS OF ADVENT

The name, business address, title, present principal occupation or employment and citizenship of each of the directors of Advent are set forth below.

Name	Business Address	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship
Directors
Shan Huei KUO	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Chairman of Board of Directors of Samson Holding	Taiwan

Yi-Mei LIU	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Deputy Chairman of Board of Directors of Samson Holding	Taiwan

DIRECTORS OF MAGNIFICENT

The name, business address, title, present principal occupation or employment and citizenship of each of the directors of Magnificent are set forth below.

Name	Business Address	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship
Directors
Shan Huei KUO	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Chairman of Board of Directors of Samson Holding	Taiwan

Yi-Mei LIU	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Deputy Chairman of Board of Directors of Samson Holding	Taiwan

DIRECTORS OF SUN FORTUNE

The name, business address, title, present principal occupation or employment and citizenship of each of the directors of Sun Fortune are set forth below.

Name	Business Address	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship
Directors
Shan Huei KUO	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Chairman of Board of Directors of Samson Holding	Taiwan

Yi-Mei LIU	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Deputy Chairman of Board of Directors of Samson Holding	Taiwan

DIRECTORS OF TRADE DECADE

The name, business address, title, present principal occupation or employment and citizenship of each of the directors of Trade Decade are set forth below.

Name	Business Address	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship
Directors
Shan Huei KUO	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Chairman of Board of Directors of Samson Holding	Taiwan

Yi-Mei LIU	Samson Holding Ltd., Level 28, Three Pacific Place, 1 Queen’s Road East, Hong Kong	Executive Director and Deputy Chairman of Board of Directors of Samson Holding	Taiwan

SCHEDULE B

TRANSACTIONS IN SHARES BY THE REPORTING PERSONS SINCE AUGUST 1, 2007

All of the purchases of Shares set forth below were made by Samson Holding in the open market.

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
08/01/2007	314,600	$11.0031	$3,461,563.37
08/03/2007	106,800	$11.2224	$1,198,552.32
08/07/2007	1,600	$11.2224	$17,955.84
08/28/2007	174,000	$11.2224	$1,952,697.60
Total	597,000		$6,630,769.13

All of the purchases of Shares set forth below were made by Sun Fortune in the open market.

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
09/13/2007	70,000	$10.5575	$739,023.10
09/14/2007	5,593	$10.5711	$59,124.16
09/18/2007	500,000	$9.8405	$4,920,270.90
09/19/2007	894,800	$9.7427	$8,717,809.66
09/20/2007	906,000	$9.8017	$8,880,307.77
09/25/2007	1,966,600	$9.4594	$18,602,818.67
09/26/2007	981,829	$10.1024	$9,918,794.33
09/27/2007	426,038	$10.3026	$4,389,283.77
09/28/2007	505,000	$10.2206	$5,161,403.20
Total	6,255,860		$61,388,835.56

All of the purchases of Shares set forth below were made by Trade Decade in the open market.

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price
09/20/2007	119,600	$9.8157	$1,173,956.79
09/21/2007	29,913	$10.0639	$301,041.07
Total	149,513		$1,474,997.86

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 1 day of October, 2007.

Samson Holding Ltd.
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director and Chairman of Board of Directors

Advent Group Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Magnificent Capital Holding Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Sun Fortune Investments Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

Trade Decade Limited
By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo
Title:	Executive Director

By:	/s/ Shan Huei Kuo
Name:	Mr. Shan Huei Kuo

By:	/s/ Yi-Mei Liu
Name:	Ms. Yi-Mei Liu